December 4, 2019

Xxxx Inc.

Attn: Xxxxx, MD XXXXXXX XXXXX.

Ladies and Gentlemen:

The purpose of this Letter of Intent (“LOI”) is to set forth the terms and conditions pursuant to which Cannabinoid Biosciences, Inc. (CBDZ), a California Corporation will enter into a business combination (the “Acquisition”) with Xxxxx a Florida corporation (“Company”). CBDZ and the Company may individually be referred to herein as a “Party” or collectively as the “Parties”.

Company owned multi-state Hemp operations with real estate in Colorado and Kentucky including: (1) Delta, CO – 8200 Sq. ft. Industrial Building on 5 Acres Land at 1760 Gunnison Ave, Delta, CO 81416; (2) La Junta, CO – 62,000 sq. ft Industrial Building with parking lot for 70,000 sq. ft. Greenhouse at 27496 Frontage Road, La Junta, CO 81050; (3) Louisville, KY – 16,000 Sq. Ft. Industrial Building with Fenced parking area for 20,000 sq. ft Greenhouse at  4110 Algonquin Pkwy, Louisville, KY 40211; and (4) Gravel Switch, KY – 309 Acres Agriculture Farm with 200 Acres Usable Hemp Farm with 12,000 sq ft Greenhouse and 3000 sq ft Home at Gravel Switch (Marion/Boyle Counties) KY. In addition, Company owned major equipment that is included in this sale, namely: (1) Delta, CO - 300L CO2 Extraction  equipment, VTA-70 and Interchim HPLC, Short path dist., Rotovaps, Cutters, Dehumidifiers, 48 tray ovens, Vacuum Filtration systems and other industrial equip. Worth about $3 million; (2) Louisville, KY - Ethos – 6 from Capna Alcohol Extraction, 150L Glass Reactor distillation, 48 trays 300-degree ovens, destemer, Vacuum oven & other indus. Equip. Worth about $1 million;

(3)     Louisville, KY - 4000 sq. ft Indoor Hemp Clones area with 72 Fluence VYPRx LED Lights, Water purification system, 20 dehumidifiers, 30 Ton A/C, hundreds shelving. Worth about $0.5 million; and (4) Gravel Switch, KY – Farm Equipment including high power tractors and other Farm equipment, Irrigation pipes & pumps, 1200 sq. ft mobile home. Worth about $1 million.

While this LOI is not a binding agreement, except as specifically set forth in Section 11 below, it outlines the preliminary terms of the Acquisition and the transactions contemplated herein. This LOI is intended to serve as an outline of the proposed principal terms and conditions regarding the Acquisition, and is subject to the execution and closing of a definitive agreement (“Definitive Agreement”) among CBDZ and the Company. The Parties recognize that there are other terms and conditions that have yet to be addressed, but the Parties agree to work together in good faith to address these issues and to complete a Definitive Agreement that is acceptable to both Parties as quickly as is practicable.

1.              Acquisition. Pursuant to the terms and conditions of the Definitive Agreement, CBDZ or a wholly owned subsidiary of CBDZ  will acquire control of the Company. CBDZ will       pay $21 million for 70% control stake in Company. Dr. Xxxx, MD will retain 30% interest in  the Company.

2.              B oard of Directors and  Executive Officers.    As a condition to the Company closing

the Acquisition, the then Board of Directors and executive officers of the Company will appoint Mr. Frank I Igwealor as Executive Chairman and member of the Board of Directors. While the current management and executive officers of the Company will remain in their respective positions, the current board of directors as currently constituted shall resign and a new board constituted having Mr. F. Igwealor, Dr. Xzxxx, and one other nominee of Mr. Igwealor as new members.

3.              C losing.     The Parties will use their best efforts to close the Acquisition contemplated herein as soon as reasonably possible or 90 days following the execution of this LOI (“Closing”). A Definitive Agreement shall be executed by parties within 30 days of executing this LOI, and Closing shall be no later than 60 days thereafter.

4.               D ue Diligence.     CBDZ shall conduct a business, financial, and legal due diligence investigation of the Company and each of its subsidiaries, their business and operations and the Company shall conduct a business, financial, and legal due diligence investigation of CBDZ, to each of their satisfaction. To expedite this review, each Party agrees to make such information as reasonably requested by the other Party ("Due Diligence Information") available to the requesting Party and its agents and representatives and to authorize reasonable visits to facilities of each Party, including meetings with its staff, consultants and experts as reasonably requested by the requesting Party.

5.              A dditional Closing Conditions:    The obligations of CBDZ to complete the Acquisition

are subject to satisfaction by the Company of the following conditions precedent (unless waived in writing by CBDZ):

A.            Between the date of the signing of this LOI and the Closing, the business of the Company and the Subsidiaries shall be run in the ordinary course, and in a manner consistent with past practices. The Company will not, without the written consent of CBDZ, enter into or perform any transactions outside of the ordinary course of business relating to the Company or the Subsidiaries;

B.            No material change in the business, financial condition or capitalization of the Company and the Subsidiaries shall have occurred between the date of this LOI and Closing other than as required herein or in the Definitive Agreement or as agreed upon by the parties;

C.            The Company and the Subsidiaries shall have received and delivered to CBDZ information as may be necessary for any filings required to be made by CBDZ in connection with the Transaction.

E.     At Closing, CBDZ will enter into a mutually agreed upon consulting agreement with Goldstein Franklin, Inc., a California CPA firm owned by Mr. Frank I Igwealor for certain regulatory compliance, investor and public relations services, the term of such agreement shall be 12 months at a rate of $5,000 per month.

6.              C onfidentiality.    This LOI is being delivered with the understanding that the Company,

together with their respective officers, directors, managers, members, representatives, agents, owners and employees, each agree to use their best efforts to keep the existence of this LOI and its contents confidential. Any information, including but not limited to data, business information (including customer lists and prospects), technical information, computer programs and documentation, programs, files, specifications, drawings, sketches, models, samples, tools or other data, oral, written or otherwise, (hereinafter called “Information”), furnished or disclosed by one party to the other for the purpose of the contemplated transaction herein, will remain the disclosing party’s property until the closing of the Acquisition, at which time all such Information will become the property of CBDZ. All copies of such Information in written, graphic or other tangible form must be returned to the disclosing party immediately upon written request if the transaction contemplated herein is not consummated. Unless such Information was previously known to receiving party free of any obligation to keep it confidential, or has been or is subsequently made public by the disclosing party or a third party, it must be kept confidential by the receiving party, will be used only in performing due diligence for the Acquisition, and may not be used for other purposes except upon such terms as may be agreed upon between CBDZ and the Company in writing.

7.              E xpenses.     CBDZ and the Company shall each be responsible for their own fees and expenses incurred as part of the Acquisition and the transactions contemplated under this Agreement, including but not limited to, legal fees, accounting fees, investment banking fees and related expenses.

8.              A nnouncements.    No announcement shall be made regarding a pending or completed transaction or agreement between the parties without the prior written consent of both CBDZ and the Company.

9.               E xclusivity.    In consideration hereof and of the time and resources that CBDZ will devote to the Acquisition and the Definitive Agreement, and the various investigations and reviews undertaken by CBDZ, the Company, its subsidiaries and each of their respective affiliates, directors, officers, employees, representatives and agents will not, directly or indirectly, solicit, initiate, enter into or continue any discussions or transactions with, or encourage, or provide any information to any person or entity with respect to any proposal pursuant to which the Company or any of the Subsidiaries would (i) obtain any debt or equity capital, (ii) be acquired, whether through a purchase, Acquisition, tender offer, consolidation or other business combination, (iii) sell all or a substantial part of the assets of the Company or any of it’s the Subsidiaries or their businesses, or (iv) enter into any transaction or arrangement or otherwise approve any transaction which would result in any third party acquiring more than 5% of the outstanding equity of the Company or any of the Subsidiaries between the date of execution by them of a Definitive Agreement on or before January 31, 2020 or as such terms may be  mutually extended  in  writing  by the  Parties  and  that  the  Company  and  each  of the

Subsidiaries shall use its best efforts to preserve intact its business organization and the good will of its customers, suppliers and others having business relations with it.

10.                N on-binding:     Except for paragraphs 6, 7, 8, and 9 of this LOI (which are legally binding upon execution of this LOI), this LOI is a statement of mutual intention; it is not intended to be legally binding, and does not constitute a binding contractual commitment with respect to the transaction. Without limiting the foregoing, the failure of CBDZ and the Company to reach agreement on the terms and conditions being included in the Definitive Agreement and other agreements referred to herein shall not be construed as a breach of this LOI by any party hereto provided that the provisions of the four immediately preceding paragraphs are not breached. A legally binding obligation with respect to the transaction contemplated hereby will arise only upon execution and delivery of the Definitive Agreement and other agreements referred to herein by the parties thereto, subject to the conditions expressed therein.

11.                D efinitive Agreement.    The Parties contemplated that that a Definitive Agreement

would be signed and the transaction closed before March 31, 2020. Alongside an executed Definitive Agreement, the Buyer shall deposit in Escrow, $1 million with the balance due diligence but before January 31, 2020. If after due diligence, the buyer did not back out of the transaction, the deposit shall become nonrefundable.

12.               M ultiple Counterparts.    This LOI may be executed in multiple counterparts, each of which may be deemed an original. It shall not be necessary that each Party executes each counterpart, or that any one counterpart be executed by more than one Party so long as each Party executes at least one counterpart.

13.               E xpiration.    This LOI shall expire if not accepted by the Company by 12:00 p.m.

Pacific Standard Time on January 1, 2020.

If the terms and conditions of this LOI are acceptable, kindly execute a copy hereof where indicated below and return it to us or before 12:00 p.m. Pacific Standard Time on January 1, 2020. This LOI shall be non binding except as specifically set forth herein and is subject to the negotiation and execution of the Definitive Agreement and collateral documents referred to above.

Very truly yours,

 Frank I Igwealor

Frank I Igwealor, CPA, JD, CMA, MBA, MSRM, CFM

Sr. VP and CFO, Cannabinoid Biosciences, Inc.

370 Amapola Ave., Suite 200A, Torrance, CA 90501 Tel. 310.895.1839;424.358.1046

https://cbdxfund.com/invest/

https://www.crowdfunder.com/cbdxfund

ACCEPTED AND AGREED to

this            day of                           , 20

Dr. Xxxxx, MD

Xxxxx Inc.